SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY OF THE DECISIONS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) in compliance with the provisions of subsection III of article 30 of CVM Instruction 480/2009, hereby informs to the Shareholders and the market in general the Summary of Decisions taken at the 173rd Shareholders’ Extraordinary General Meeting held on this date.

The Shareholders attending the 173rd Shareholders’ Extraordinary General Meeting decided:

1.    To approve the rectification of item 6 of the decision of the 171st Extraordinary Shareholders' Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter "Ceal") occurs until March 31, 2019, provided that, until the transfer of Ceal to the new controller, all the resources necessary to operate, maintain and make investments related to the public service of the respective distributor are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the distributor without any contribution resources, under any circumstances, by Eletrobras;

2.    To approve the rectification of item 4 of the decision of the 171st Extraordinary Shareholders' Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter " Amazonas Energia") occurs until March 31, 2019, provided that, until the transfer of Amazonas Energia to the new controller, all the resources necessary to operate, maintain and make investments related to the public service of the respective distributor are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of the distributor without any contribution resources, under any circumstances, by Eletrobras;

3.    To approve the dissolution and liquidation of the distributor that shareholding control is not transferred until March 31, 2019; and

4.    To approve that Eletrobras does not provide additional guarantees, in favor of Ceal and Amazonas Energia, in case of a new designation period.

Rio de Janeiro, December 28, 2018.

Armando Casado de Araújo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.